Exhibit 99.4

NICE Introduces Real-Time Speech Analytics for Understanding Intent in Real-time and
Delivering an Impact on Customer Interactions As They Occur

NICE offering now fully integrated with real-time, cross-channel Interaction Analytics and real-time next-best-action guidance for an immediate impact on strategic business issues

Ra’anana, Israel, January 25, 2011 - NICE Systems Ltd. (NASDAQ: NICE), the worldwide leader of intent-based solutions that extract insight to impact business performance, reduce financial risk and ensure safety and security, today announced the introduction of real-time speech analytics to its Enterprise offering. The new capability enables organizations to understand customer intent during the interaction with contact center agents, automatically providing the necessary insights and next-best-action recommendations to agents, for an immediate impact that benefits both the customer and the business.

Michael Maoz, Research Vice President for Customer Strategies at leading analyst and advisory firm, Gartner, commented, “Contact centers are evolving into a strategic hub for businesses. After 20 years focused on efficiencies, customer service centers increasingly will bear the responsibility for customer loyalty and revenue generation. Real-time speech analytics is a technology that has been waiting for a market breakthrough. When fully integrated with customer-centric solutions, it will enable contact centers to realize their strategic business potential. Processes and measurement metrics will need to evolve for this to happen, but the value is clear: uncovering customer intent and gaining insights during the actual interaction enables organizations to deliver exactly what customers need in real time. This is the key to securing the customer relationship, improving satisfaction and loyalty, and ultimately driving revenue growth.”

NICE business solutions, now integrated with real-time speech analytics, enable organizations to address strategic business issues such as increasing revenues from inbound calls, improving customer loyalty and enhancing contact center efficiency. For example, real-time speech analytics can automatically identify a sales opportunity during the customer call by analyzing the content of the conversation and its context and then automatically deliver real-time guidance to the contact center agent on the best offer suited for the customer, and how to handle objections should they arise.

Udi Ziv, President of the NICE Enterprise Group, said, “Impacting customer interactions in real time is a cornerstone of our vision for changing the way customers and organizations interact. We are proud to take our real-time offerings to the next level by integrating innovative real-time speech analytics to our cross-channel business solutions. This capability, combined with real-time next best-action guidance and cross-channel interaction analytics enables our customers to leverage our business solutions for unprecedented results in tackling their most strategic business issues.”

To download a white paper on real-time speech analytics from NICE, go to: http://www.nice.com/sites/default/files/the_power_of_now_wp-final_0.pdf.

The NICE Enterprise offering addresses the needs of customer-centric businesses with intent-based solutions that optimize Customer Dynamics. Driven by real-time, cross-channel analytics, NICE provides solutions for increasing revenue, enhancing customer experience, improving regulatory compliance, and optimizing contact center and back office operations. NICE Enterprise solutions are implemented by contact centers of all sizes, branches, trading floors and back offices.

About NICE Systems
NICE Systems (NASDAQ: NICE), is the worldwide leader of intent-based solutions that capture and analyze interactions and transactions, realize intent, and extract and leverage insights to deliver impact in real time. Driven by cross-channel and multi-sensor analytics, NICE solutions enable organizations to improve business performance, increase operational efficiency, prevent financial crime, ensure compliance, and enhance safety and security. NICE serves over 25,000 organizations in the enterprise and security sectors, representing a variety of sizes and industries in more than 150 countries, and including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media
Galit Belkind	NICE Systems galit.belkind@nice.com	+1 877 775-3896
Investors
Anat Earon-Heilborn	NICE Systems ir@nice.com	+1 877 245 7449

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems.  All other marks are trademarks of their respective owners.  For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Ziv, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F.   The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.